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                                  EXHIBIT 20.3



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                   RELIANCE STEEL & ALUMINUM CO. [LETTERHEAD]

                                                                   NEWS RELEASE
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Reliance Steel & Aluminum Co. Announces Completion of Durrett Sheppard Steel Co.
Acquisition

         LOS ANGELES--Feb. 2, 1998--Reliance Steel & Aluminum Co. (NYSE:RS) Monday announced that it has completed its previously announced acquisition of the assets and business of Durrett Sheppard Steel Co., a carbon steel metals service center, for $30.5 million in cash.

         Durrett Sheppard annual revenues for its fiscal year ended Sept. 30, 1997 totaled approximately $47 million.

         Durrett Sheppard, based in Baltimore, will operate as a wholly owned subsidiary of Reliance, with current operating management in place.

         Henry R. Hynson, a 22-year veteran of Durrett Sheppard has been named president of the new subsidiary company. Hynson, formerly vice president of Durrett Sheppard, will succeed Ralph H. Gibson, an entrepreneur who, along with two other partners, purchased the business from the founders of Durrett Sheppard in 1995.

         "We look forward to our first entry into the Mid-Atlantic market area," said David H. Hannah, president of Reliance. "Durrett Sheppard's management team is very strong and has successfully built an outstanding reputation for service and quality in the metals service center industry. Our product and geographic diversity, two important factors that set us apart from our competitors, are enhanced by this acquisition."

         Reliance Steel & Aluminum, with headquarters in Los Angeles, is one of the largest metals service center companies in the United States. Through a network of 45 metals service centers in 17 states, the company provides value-added metals processing services and distributes a full line of over 20,000 metal products.

         These products include: galvanized, hot-rolled and cold-finished steel; stainless steel; aluminum; brass; copper; and alloy steel to more than 38,000 customers in various industries.

         Valex Corp., a 97-percent-owned subsidiary, is a leading domestic manufacturer and worldwide distributor of electropolished stainless steel tubing and fittings used in the construction and maintenance of semiconductor manufacturing plants.

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      CONTACT:     Reliance Steel & Aluminum Co., Los Angeles
                   David H. Hannah, 213/582-2272
                       or
                   Hill and Knowlton Inc., Houston
                   Kim P. Feazle, 713/752-1927